February 2, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. John W. Bittner, Jr.
Chief Financial Officer
State Route 2, South
P.O. Box 356
Chester, West Virginia 26034

Re:	MTR Gaming Group, Inc.
	Form 10-K for the year ended December 31, 2004
	Forms 10-QSB for the periods ended September 30, 2005, June
30,
2005
      and March 31, 2005
	Commission file #: 000-20508

Dear Mr. Bittner:

We have reviewed your January 27, 2006 response letter and have the
following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-Q for the Quarterly Period Ended March 31, 2005

Financial Statements
Note 4 - Acquisitions
- Acquisition of Binion`s Horseshoe Hotel and Casino, page 8

1. We have read your response to our prior comment 5 and we are still
unclear as to whether the $5 contingent payment to Harrah`s should have been treated as additional purchase price (i.e., resolution of a business value disagreement) or compensation for post-acquisition services. In this regard, supplementally provide us with a copy of the Joint Operating Agreement (the Agreement.  Also,
supplementally
tell us the services you received under the Agreement, your
payment
for the services received, whether the payment for services
received
was at market value, and the benefits (i.e., dollar amount of profits, etc.) that Harrah`s received during the last nine months of operating the Binion`s Horseshoe Hotel and Casino under the Agreement. Further, tell us if the $5 million contingent payment would have been automatically forfeited if Harrah`s terminated the Agreement prior to its one year term. In addition, we note that
Section 1.3 (a) (Additional Purchase Price) of the Purchase
Agreement
states, among other things, that you shall pay an amount equal to
$5
million if you terminate the Agreement prior to the end of its term.
In this connection, supplementally tell us how the $5 million contingent payment upon your termination of the Agreement prior to the end of its term served to resolve differences in view between you and Harrah`s about the value of Binion`s supporting your conclusion that the contingent payment was, in substance, additional purchase price. See EITF No. 95-8, including "Factors involving other agreements and issues" for guidance. We may have further comments after we review your response.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Katherine
Mathis
at 202-551-3383 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. John W. Bittner, Jr.
MTR Gaming Group, Inc.
February 2, 2006
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